09042077

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

D.A.
9/22

SEC FILE NUMBER
8 - 29827

SEC
Mail Processing
Section

AUG 27 2009

Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 6/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Worth Financial Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16660 Dallas Parkway, Suite 1600
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	**Flower Mound**	**Texas**	**75022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/17

OATH OR AFFIRMATION

I, Jim W. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Worth Financial Group Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

MARI-CATHERINE MCCRARY
Notary Public
STATE OF TEXAS
My Comm. Exp. 10-08-12

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORTH FINANCIAL GROUP INC.

FINANCIAL REPORT

JUNE 30, 2009

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6 - 10
SUPPLEMENTARY SCHEDULES	
I. Computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1	11
II. Reconciliation of the computation of net capital with that of the Registrant as filed in Part II A of Form X-17a-5	12
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	13 - 14

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Worth Financial Group Inc.

We have audited the accompanying statement of financial condition of Worth Financial Group Inc. as of June 30, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worth Financial Group Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
August 19, 2009

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WORTH FINANCIAL GROUP INC.
Statement of Financial Condition
June 30, 2009

ASSETS

Cash and cash equivalents	$ 24,344
Investment advisory fees receivable	146,249
Commissions receivable	48,965
Clearing deposits	19,852
Property and equipment, net	11,529
Deposit	1,237
TOTAL ASSETS	$ 252,176

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$ 10,617
Commissions payable	163,389
Income taxes payable - state	2,410
Total Liabilities	176,416

Stockholders' Equity

Preferred stock, $100 par value, 500,000 shares authorized, no shares issued and outstanding	-
Common stock, $.01 par value, 9,500,000 shares authorized, 300,000 shares issued and outstanding	3,000
Additional paid-in capital	32,500
Retained earnings	40,260
TOTAL STOCKHOLDERS' EQUITY	75,760
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 252,176

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Income
Year Ended June 30, 2009

Revenue	
Investment advisory fees	$ 1,076,653
Securities commissions	564,976
Insurance commissions	192,365
Investment company share commissions	144,046
Other revenue	23,425
TOTAL REVENUE	2,001,465
Expenses	
Compensation and related costs	1,396,134
Clearing charges	231,259
Service fees	191,950
Communications	35,630
Regulatory fees	8,588
Occupancy and equipment	19,501
Interest	54
Promotion	8,800
Professional fees	84,762
Other expenses	29,700
TOTAL EXPENSES	2,006,378
Net loss before provision for income taxes	(4,913)
Income taxes - state	3,098
NET LOSS	$ (8,011)

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2009

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at June 30, 2008	300,000	$ 3,000	$ 32,500	$ 48,271	$ 83,771
Net loss	-	-	-	(8,011)	(8,011)
Balances at June 30, 2009	300,000	$ 3,000	$ 32,500	$ 40,260	$ 75,760

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Cash Flows
Year Ended June 30, 2009

Cash flows from operating activities:	
Net loss	$ (8,011)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,900
Changes in assets and liabilities	
Increase in investment advisory fees receivable	(105,515)
Decrease in commissions receivable	24,641
Increase in clearing deposits	(139)
Increase in deposit	(1,237)
Increase in accrued expenses	6,937
Increase in commissions payable	86,086
Decrease in income taxes payable - federal	(7,395)
Decrease in income taxes payable - state	(3,238)
Net cash used in operating activities	(4,971)
Cash flows from investing activities:	
Purchase of property and equipment	(4,068)
Net change in cash and cash equivalents	(9,039)
Cash and cash equivalents at beginning of year	33,383
Cash and cash equivalents at end of year	$ 24,344

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 54
Income taxes - federal	$ 7,395
Income taxes - state	$ 6,336

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Worth Financial Group Inc. (the Company) was organized in March 1983 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisor with the state of Texas. The majority of the Company's customers are individuals located in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, receivables and accrued expenses are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five to seven years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed monthly in arrears.

Commission Revenue

General securities commissions and related clearing expenses are recorded on a trade date basis. Insurance commissions are recorded when the policies are funded by the customer. Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Income Taxes

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending June 30, 2009. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies.* Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at June 30, 2009.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Note 2 - Transactions with Clearing Broker/Dealers

The agreements with the clearing broker/dealers provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreements also require the Company to maintain a minimum of $19,000 as deposits in accounts with the clearing broker/dealers.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009, the Company had net capital and net capital requirements of $60,249 and $5,000, respectively. The Company's net capital ratio was 2.93 to 1.

Note 4 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 5,826
Computer equipment	11,063
Software	993
	17,882
Accumulated depreciation	(6,353)
	$ 11,529

Depreciation expense for the year was $2,900 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Income Taxes

The Company has an immaterial net operating loss for 2009 which differs from the net book loss due to permanent non-deductible differences and accelerated depreciation used for income tax purposes. The Company intends to carry back this loss to prior tax years. The accelerated depreciation used for tax purposes creates a deferred tax liability which is not recognized in the accompanying statement of financial condition as this amount is not material.

Note 6 - Commitments and Contingencies

Office Lease

The Company leases office space under a noncancelable operating lease through July 2011. Future minimum lease payments due for each of the years ending June 30 are as follows:

2010	14,416
2011	14,806
2012	1,237
Thereafter	-
	$ 30,459

Note 6 - Commitments and Contingencies (continued)

Office Lease (continued)

The terms of the lease require the Company to provide liability insurance and cover certain general operating expenses with provision for escalation. Office rent expense for the year was $13,194 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Concentration of Credit Risk and Revenue

The Company has a total of $49,229 or approximately 20% of its total assets, in amounts held at or due from one of its clearing broker/dealers.

One of the Company's registered representatives generated approximately 52% of the Company's revenue for the year ended June 30, 2009.

Note 8 - Related Party Transactions

The Company entered into a consulting agreement (Agreement) effective January 1, 2007 with the president and majority shareholder (Shareholder). The Agreement requires the Shareholder to advise the Company on corporate matters and day-to-day operations for a term of five years expiring December 31, 2011. Fees payable under this Agreement include: 1) consulting fees not to exceed $150,000 per year, plus 2) commissions and overrides generated by the Shareholder. Fees are invoiced monthly and totaled $38,901 for the year ended June 30, 2009, and are reflected in the accompanying statement of income as compensation and related costs. The Agreement was not consummated on terms equivalent to arms length transactions.

Note 9 - Services Agreement

The Company entered into a services agreement (Services Agreement) effective July 1, 2007 with an unrelated investment advisor (Advisor). The Services Agreement requires the Advisor to provide the Company with research, portfolio reporting and advisory services. The term of the Services Agreement is for one year and will automatically renew unless notified in writing by either party at least thirty days prior to the renewal date. Fees payable under this Services Agreement are invoiced monthly and totaled $191,950 for the year ended June 30, 2009.

Note 10 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

Note 11 – Subsequent Events

The Company has evaluated subsequent events through August 19, 2009, the date which the financial statements were issued.

Schedule I

WORTH FINANCIAL GROUP INC.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
June 30, 2009

Total stockholders' equity qualified for net capital	$ 75,760
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	2,320
Property and equipment, net	11,529
Deposit	1,237
Total deductions and/or charges	15,086
Net capital before haircuts on securities positions	60,674
Haircuts on securities:	
Cash equivalents	425
Net Capital	$ 60,249
Aggregate indebtedness	
Accrued expenses	$ 10,617
Commissions payable	163,389
Income taxes payable - state	2,410
Total aggregate indebtedness	$ 176,416
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 55,249
Ratio of aggregate indebtedness to net capital	2.93 to 1

See accompanying independent auditor's report.

Schedule II

WORTH FINANCIAL GROUP INC.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of June 30, 2009

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of June 30, 2009 (unaudited)	$	56,200
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Decrease in state income taxes payable		4,049
Net capital as computed on Schedule I	$	60,249

See accompanying independent auditor's report.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Worth Financial Group Inc.

In planning and performing our audit of the financial statements of Worth Financial Group Inc. (the Company), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
August 19, 2009